June 3, 2025 U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Ladies and Gentlemen: We have read the statements made by Five Star Bancorp included under Item 4.01 of its Current Report on Form 8-K dated June 3, 2025 to be filed with the Securities and Exchange Commission. We agree with the statements concerning our Firm contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein. Sincerely,